[VOCALTEC LOGO]


                  VocalTec Announces First Quarter 2005 Results

                  New products gaining acceptance; loss narrows

HERZLIA, Israel, May 5, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the first quarter ended March 31, 2005.

Revenues for the first quarter of 2005 were $1.1 million, about the same as the prior quarter and the same period last year. According to U.S. GAAP, net loss in the first quarter of 2005 declined to $2.2 million, or $0.15 per share, from a net loss of $3.4 million, or $0.22 per share in the fourth quarter of 2004, and a net loss of $3.8 million, or $0.29 per share, in the first quarter of 2004.

"We continued to close small deals for our Essentra products in Q1," said Elon Ganor, CEO of VocalTec. "We are continuing to participate actively in trials with good feedback on the product. We are encouraged by the positive reaction to Essentra from our customers, but sales cycles remain extremely long."

Gross margin was 45% in the first quarter of 2005, a slight decline from 46% (excluding inventory write-off of $1.1 million) in the fourth quarter of 2004. The increase in product gross margin was more than offset by the decrease in gross margin on services due to lower service revenue in Q1.

Operating expenses for the quarter increased slightly to $3.1 million, compared to $2.9 million in the fourth quarter of 2004, but declined 28% from $4.3 million in the first quarter of 2004. Operating loss in the first quarter of 2005 declined to $2.6 million compared with $3.5 million in the fourth quarter of 2004, and $3.9 million in the first quarter of 2004.

"We have been successful in reducing our operating expenses substantially from a year ago, while continuing the development and marketing of our Essentra products," said Hugo Goldman, VocalTec's Chief Financial Officer. "Conserving our financial resources during the long sales cycle remains one of our key objectives."

At the end of the first quarter of 2005, cash, cash equivalents and short-term investments totaled $5.0 million, compared with $7.9 million in the fourth quarter of 2004, reflecting a cash use of $2.9 million in the first quarter of 2005, same as in the fourth quarter of 2004.

"We are continuing to pursue various options for obtaining additional funding as our highest priority," continued Ganor. "We are involved in some very specific discussions and hope to conclude something soon."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.



Learn more about our products and solutions at www.vocaltec.com.
                                               ----------------

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com

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                          VOCALTEC COMMUNICATIONS LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     All data in thousands of U.S. dollars






                                                         Three months ended
                                                               March 31
                                                      -----------------------------
                                                           2005             2004
                                                      --------------    -----------
                                                         Unaudited       Unaudited
Sales
   Products                                                      590            585
   Services                                                      481            659
                                                      --------------    -----------
                                                               1,071          1,244
                                                      --------------    -----------

Cost of Sales
   Products                                                      240            416
   Services                                                      351            433
                                                      --------------    -----------
                                                                 591            849
                                                      --------------    -----------
       Gross profit                                              480            395
                                                      --------------    -----------

Operating Expenses:
  Research and development, net                                1,185          1,224
  Selling and Marketing                                        1,310          2,256
  General and administrative                                     577            795
                                                      --------------    -----------
      Total Operating Expenses                                 3,072          4,275
                                                      --------------    -----------

      Operating loss                                         (2,592)        (3,880)
                                                      --------------    -----------

Other income (expense), net                                      299              0
Financial income (expense), net                                    3            104
                                                      --------------    -----------


Loss before tax benefit (income taxes)                       (2,290)        (3,776)
Tax benefit (income taxes)                                        87           (30)
                                                      --------------    -----------
Net loss                                                     (2,203)        (3,806)
                                                      ==============    ===========

Basic and diluted net loss per ordinary
  share:

     Basic and diluted net loss                               (0.15)         (0.29)
                                                      ==============    ===========

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per share amounts
(in thousands)                                                15,084         13,023
                                                      ==============    ===========

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                          VOCALTEC COMMUNICATIONS LTD.
                          CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)




                                                       March 31         December 31
                                                         2005              2004
                                                      --------------    -----------
                                                         Unaudited
Current Assets
  Cash, cash equivalents and short
    term
  investments                                                  5,019          7,886
  Trade receivables, net                                         264            175
  Other receivables                                              646            982
  Inventories                                                    663            471
                                                      --------------    -----------
       Total Current Assets                                    6,592          9,514
                                                      --------------    -----------

Severance pay funds                                            1,990          2,113
                                                      --------------    -----------

Equipment, Net                                                   904          1,070
                                                      --------------    -----------


                   Total Assets                                9,486         12,697
                                                      ==============    ===========



Current Liabilities
  Trade payables                                               1,366          1,133
  Accrued expenses and other
   liabilities                                                 2,496          3,011
  Deferred revenues                                              531            886
                                                      --------------    -----------
                                                               4,393          5,030
                                                      --------------    -----------

Long Term Liabilities
   Accrued severance pay                                       2,497          2,871
                                                      --------------    -----------
                                                               2,497          2,871
                                                      --------------    -----------

          Total Liabilities                                    6,890          7,901
                                                      --------------    -----------


Shareholders' Equity
    Share capital
      Ordinary shares of NIS 0.01 par value:
       Authorized - 50,000,000 shares;
       Issued and outstanding - 15,086,523
    as of March 31, 2005 and 15,081,523 as
    of December 31, 2004                                          42             42
      Additional paid-in capital                             106,903        106,900
      Accumulated deficit                                  (104,349)      (102,146)
                                                      --------------    -----------
        Total Shareholders' Equity                             2,596          4,796
                                                      --------------    -----------

    Total Liabilities and Shareholders' Equity                 9,486         12,697
                                                      ==============    ===========
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